EXHIBIT 99.1

Qiao Xing Universal’s Subsidiary Signs Cooperation Agreements with KONG and
TOMO to Bundle their Service with Its Mobile Phone Handsets

     HUIZHOU, Guangdong, China, Oct. 13 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that its subsidiary, CEC Telecom Co., Ltd. (“CECT”), had signed cooperation agreements with wireless value added service providers, including KongZhong Corporation (Nasdaq: KONG) and Tom Online Inc. (Nasdaq: TOMO), to bundle their service with certain models of CECT’s mobile phone handsets with requisite service delivery capabilities.

     Ms. Dong Zhen, Account Manager in the TOMO Group, said, “CECT stood out as an obvious choice in our search for mobile phone handset producers to bundle our service with their products. Firstly, CECT’s trendy models are well received by certain consumer groups, which are also our target customers. Secondly, we are impressed by CECT’s technologically superior GSM handsets based on GPRS utilizing the 2.5G wireless standard. They facilitate the delivery of advanced services that allow users to access high quality graphics and rich content with high levels of interactivity.”

     Mr. Wu Zhi Yang, CEO of CECT, commented, “The benefits to CECT of these cooperation arrangements are varied. On the one hand, recurrent revenue accrues to CECT whenever a CECT mobile phone user uses wireless value added services (WVAD) covered by the cooperation agreements. On the other hand, as regards to the sale of mobile phone handsets, the direct access function in certain of our models increases their appeal to customers who are interested in wireless value added services. Currently, the revenue received by CECT from WVAD is growing at a rate of over 100% on a month-to-month basis.”

     About Wireless Value Added Service

     The wireless value-added services market, which provides services that allow mobile phone users to receive and transmit text, images and other forms of digital data or voice content via their mobile handsets, represents a new and fast-growing sector within China’s rapidly evolving telecommunications industry. Analysys Consulting Ltd. estimates that total wireless value-added services revenue in China is expected to grow to $800.4 million in 2004. Wireless value-added services are provided to mobile phone users through the cooperation of several players in the value chain. Content providers, such as the media, create the basic content, which service providers, such as KONG and TOMO, produce, aggregate and repackage as wireless value-added services to be delivered through the mobile operators’ networks. Mobile phone users receive services through mobile phones produced by mobile handset manufacturers, such as

CECT. A wireless value added services icon can be found in the menu of certain handset models to enable direct access to the service. The fee paid by the mobile phone user for the service is shared among the players in the value chain.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                10/13/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING TOMO KONG)